Exhibit 99.1

XUNLEI ANNOUNCES UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2026

Shenzhen, China, May 28, 2026 (GLOBE NEWSWIRE) - Xunlei Limited ("Xunlei" or the "Company") (Nasdaq: XNET), a leading technology company providing distributed cloud services in China, today announced its unaudited financial results for the first quarter ended March 31, 2026.

First Quarter 2026 Financial Highlights (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise1)

•	Total revenues were US$98.6million, representing an increase of 54.1% year-over-year.

•	Subscription revenues were US$45.0 million, representing an increase of 26.2% year-over-year.

•	Live-streaming and other services revenues were US$53.6 million, representing an increase of 89.3% year-over-year.

•	Gross profit was US$57.7 million, representing an increase of 45.8% year-over-year, and gross profit margin was 58.5% in the first quarter, compared with 61.9% in the same period of 2025.

•	Net loss from continuing operations was US$192.4 million in the first quarter, compared with net loss of US$0.2 million in the same period of 2025.

•	Non-GAAP net income[2] from continuing operations was US$4.1 million in the first quarter, compared with non-GAAP net income of US$0.9 million in the same period of 2025.

•	Diluted loss per ADS from continuing operations was US$3.06 in the first quarter, compared with diluted earnings per ADS of US$0.00 in the same period of 2025.

•	Non-GAAP diluted earnings per ADS[3] from continuing operations were US$0.07 in the first quarter, compared with non-GAAP diluted earnings per ADS of US$0.02 in the same period of 2025.

"In the first quarter, we witnessed meaningful growth, strategic evolution, and strong momentum across Xunlei. We refined our organizational structure to better serve both our teams and users, while concentrating our focus on a user-centered, direct-to-consumer business model”, said Mr. Jinbo Li, Chairman and CEO of Xunlei.

“We are proud to report total revenue growth of 54.1% year over year—a clear testament to the collaborative progress driving every part of our business. Our subscription business rose 26.2% year over year, fueled by steady user growth and tangible product experience improvements. Meanwhile, our overseas audio live-streaming business continued its rapid expansion, with revenue increasing significantly by 89.3% year over year. This performance reflects not only our team’s agility in product iteration and localized operations but also the growing global trust and resonance of the Xunlei brand—paving the way for more community-driven product updates and partnerships ahead.”

“With a healthy liquidity, we believe we are well-positioned to continue delivering meaningful value to users. At the same time, we will thoughtfully leverage our innovative technology and operational expertise to pursue new initiatives and emerging opportunities—always with an eye on building sustainable, long-term value for our shareholders,” Mr. Li concluded.

1 In March 2026, the Company completed the disposal of its 50% stake in Shenzhen Onething Technologies Co., Ltd., or Shenzhen Onething, the operating entity of cloud computing business. The disposal qualified as discontinued operations. According to applicable accounting standards, assets and liabilities related to Shenzhen Onething were reclassified as current assets/liabilities of discontinued operations as of December 31, 2025, while results of operations related to Shenzhen Onething, including comparatives, are reported as income/(loss) from discontinued operations. Figures presented in this release are related to continuing operations only, excluding results from Shenzhen Onething , unless indicated otherwise.

2 Non-GAAP net income is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

3 Non-GAAP earnings per ADS is a non-GAAP financial measure. For more information, please see the section of “About Non-GAAP Financial Measures” and the table captioned “Reconciliation of GAAP and Non-GAAP Results” contained in this press release.

First Quarter 2026 Financial Results (results presented herein exclude Shenzhen Onething, discontinued operations, unless specified otherwise)

Total Revenues

Total revenues were US$98.6 million, representing an increase of 54.1% year-over-year. The increase in total revenues was mainly attributable to the increased revenues generated from our subscription business and overseas audio live-streaming business.

Revenues from subscription were US$45.0 million, representing an increase of 26.2% year-over-year. The increase in subscription revenues was mainly driven by the increase in demand for our subscription services.

Revenues from live-streaming and other services were US$53.6 million, representing an increase of 89.3% year-over-year. The increase in live-streaming and other services revenues was mainly due to the increase in revenues from our overseas audio live-streaming business.

Costs of Revenues

Costs of revenues were US$40.4 million, representing 41.0% of our total revenues, compared with US$24.1 million, or 37.8% of the total revenues, in the same period of 2025. The increase in costs of revenues was mainly attributable to the increase in revenue-sharing expenses in our overseas audio live-streaming operations, generally in line with the growth in live-streaming and other service revenues.

The remaining costs of revenues mainly consisted of payment handling charges and bandwidth costs.

Gross Profit and Gross Profit Margin

Gross profit for the first quarter of 2026 was US$57.7 million, representing an increase of 45.8% year-over-year. Gross profit margin was 58.5% in the first quarter of 2026, compared with 61.9% in the same period of 2025. The increase in gross profit was mainly driven by the increase in gross profit generated from our overseas audio live-streaming business and subscription business. The decrease in gross profit margin was mainly attributable to the increased proportion of live-streaming revenues to total revenues, which has lower gross profit margin.

Research and Development Expenses

Research and development expenses for the first quarter of 2026 were US$20.2 million, representing 20.4% of our total revenues, compared with US$16.0 million, or 25.1% of our total revenues, in the same period of 2025. The increase was primarily due to the increased technical service fees and labor costs incurred during the quarter.

Sales and Marketing Expenses

Sales and marketing expenses for the first quarter of 2026 were US$22.4 million, representing 22.8% of our total revenues, compared with US$14.5 million, or 22.7% of our total revenues, in the same period of 2025. The increase was primarily due to more marketing expenses incurred during the quarter for our subscription and overseas audio live-streaming businesses as part of our ongoing efforts on user acquisition.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2026 were US$10.9 million, representing 11.0% of our total revenues, compared with US$10.0 million, or 15.7% of our total revenues, in the same period of 2025.

Operating Income/(Loss)

Operating income was US$4.3 million, compared with an operating loss of US$1.0 million in the same period of 2025. The increase in operating income was primarily attributable to the increase in gross profit.

Other (Losses)/Income, Net

Other losses, net was US$195.1 million, compared with other income, net of US$1.1 million in the same period of 2025. The change from other income, net to other loss, net was primarily attributable to the fair value changes of our long-term investment in Arashi Vision Inc., which has been measured at fair value through earnings since its initial public offering in June 2025.

Income/(Loss) from Discontinued Operations

Income from discontinued operations was US$17.7 million, which comprised the operating loss of US$1.8 million from discontinued operations and a disposal gain of Shenzhen Onething of US$4.3 million together with the allocated income tax benefit related to the disposal of US$15.2 million, compared with a loss from discontinued operations of US$0.8 million in the corresponding period of last year.

Net Loss and (Loss)/Earnings Per ADS

Net loss from continuing operations was US$192.4 million compared with net loss of US$0.2 million in the same period of 2025. The net loss was primarily due to the increase in other losses, net, partially offset by the increased operating income as discussed above. Non-GAAP net income from continuing operations was US$4.1 million in the first quarter of 2026, compared with US$0.9 million in the same period of 2025.

Diluted loss per ADS from continuing operations in the first quarter of 2026 was US$3.06, compared with diluted earnings per ADS from continuing operations of US$0.00 in the first quarter of 2025. Non-GAAP diluted earnings per ADS from continuing operations was US$0.07 in the first quarter, compared with non-GAAP diluted earnings per ADS from continuing operations of US$0.02 in the same period of 2025.

Cash Balance

As of March 31, 2026, the Company had cash, cash equivalents and short-term investments of US$303.6 million, compared with US$283.5 million as of December 31, 2025. The increase in cash, cash equivalents and short-term investments was mainly due to the net cash inflow from operating activities and the proceeds from disposal of 50% equity interest in Shenzhen Onething, but partially offset by the payment of deferred consideration for acquisition of Hupu.

Conference Call Information

Xunlei's management will host a conference call at 8:00 a.m. U.S. Eastern Time on May 28, 2026 (8:00 p.m. Beijing/Hong Kong Time), to discuss the Company's quarterly results and recent business developments.

Participant Online Registration:

https://register-conf.media-server.com/register/BIe6e4f25f2a6e46a89978bb034282601f

Please register to join the conference using the link provided above and dial in 10 minutes before the call is scheduled to begin. Once registered, the participants will receive an email with personal PIN and dial-in information, and participants can choose to access either via Dial-In or Call Me. A kindly reminder that "Call Me" does not work for China number.

The Company will also broadcast a live audio webcast of the conference call. The webcast will be available at http://ir.xunlei.com. Following the earnings conference call, an archive of the call will be available at https://edge.media-server.com/mmc/p/g2ngg7tn

About Xunlei

Founded in 2003, Xunlei Limited (Nasdaq: XNET) is a leading technology company providing distributed cloud services in China. Xunlei provides a wide range of products and services across cloud acceleration and digital entertainment to deliver an efficient, smart and safe internet experience.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "will," "expects," "believes," "anticipates," "future," "intends," "plans," "estimates" and similar statements. Among other things, the management's quotations in this press release, as well as the Company's strategic, operational and acquisition plans, contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Forward-looking statements involve inherent risks and uncertainties, including but not limited to: the Company's ability to continue to innovate and provide attractive products and services to retain and grow its user base; the Company's ability to keep up with technological developments and users' changing demands in the internet industry; the Company's ability to convert its users into subscribers of its premium services; the Company's ability to deal with existing and potential copyright infringement claims and other related claims; the Company’s ability to react to the governmental actions for its scrutiny of internet content in China and the Company's ability to compete effectively. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Non-GAAP Financial Measures

To supplement Xunlei's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Xunlei uses the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating income, (2) non-GAAP net income from continuing operations, (3) non-GAAP basic and diluted earnings per share for common shares from continuing operations, and (4) non-GAAP basic and diluted earnings per ADS attributable to continuing operations. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Xunlei believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding the Company's operating performance by excluding share-based compensation expenses, impairment of goodwill, and fair value changes of long-term investments, which are not expected to result in future cash payments, may recur from period to period but are subject to significant market volatility, and which are not indicative of our core operating results and business outlook. These non-GAAP financial measures also facilitate management's internal comparisons to Xunlei's historical performance and assist the Company's financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a recurring expense in Xunlei's results of operations. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying reconciliation tables at the end of this release include details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented, excluding discontinued operations.

The Company has not recast prior period non-GAAP measures in the first quarter of 2025 to exclude fair value changes of long-term investments, as such amounts in prior period was immaterial and would not affect investors’ understanding of period-to-period comparisons.

XUNLEI LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	March 31,	Dec 31,
	2026	2025
	US$	US$
Assets
Current assets:
Cash and cash equivalents	125,941	144,559
Short-term investments	177,647	138,895
Accounts receivable, net	25,856	26,136
Inventories	387	384
Due from related parties	13,241	11,152
Prepayments and other current assets	11,659	11,397
Assets of discontinued operations	-	71,354
Total current assets	354,731	403,877

Non-current assets:
Restricted cash	819	806
Long-term investments	888,631	1,070,596
Deferred tax assets	24,456	10,083
Property and equipment, net	50,708	50,662
Intangible assets, net	32,331	32,717
Goodwill	39,783	39,164
Due from a related party, non-current portion	19,824	19,826
Long-term prepayments and other assets	2,075	2,315
Operating lease assets	1,637	1,877
Total assets	1,414,995	1,631,923

Liabilities
Current liabilities:
Accounts payable	19,594	18,837
Due to related parties, current	9	8
Contract liabilities, current portion	44,345	42,817
Lease liabilities	412	487
Income tax payable	4,362	3,975
Accrued liabilities and other payables	68,679	75,367
Short-term bank borrowings and current portion of long-term bank borrowings	30,571	30,095
Liabilities of discontinued operations	-	36,872
Total current liabilities	167,972	208,458

Non-current liabilities:
Contract liabilities, non-current portion	1,956	1,624
Lease liabilities, non-current portion	1,113	1,243
Deferred tax liabilities	5,627	6,138
Bank borrowings, non-current portion	39,021	38,413
Other long-term payables	3,603	3,530
Total liabilities	219,292	259,406

Equity
Common shares (US$0.00025 par value, 1,000,000,000 shares authorized, 375,001,940 shares issued and 314,277,001 shares outstanding as at December 31, 2025; 375,001,940 issued and 318,268,921 shares outstanding as at March 31, 2026)	79	78
Additional paid-in-capital	474,445	480,133
Accumulated other comprehensive loss	(13,838)	(17,413)
Statutory reserves	9,687	9,687
Treasury shares (60,724,939 shares and 56,733,019 shares as at December 31, 2025 and March 31, 2026, respectively)	14	15
Retained earnings	726,353	900,991
Total Xunlei Limited's shareholders' equity	1,196,740	1,373,491
Non-controlling interests	(1,037)	(974)
Total liabilities and shareholders' equity	1,414,995	1,631,923

XUNLEI LIMITED
Unaudited Condensed Consolidated Statements of Loss
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2026	2025	2025
	US$	US$	US$
Revenues, net of rebates and discounts	98,594	96,834	63,969
Business taxes and surcharges	(489)	(650)	(242)
Net revenues	98,105	96,184	63,727
Cost of revenues	(40,408)	(41,190)	(24,149)
Gross profit	57,697	54,994	39,578

Operating expenses
Research and development expenses	(20,160)	(19,444)	(16,043)
Sales and marketing expenses	(22,437)	(21,985)	(14,499)
General and administrative expenses	(10,885)	(10,770)	(10,032)
Credit loss expenses, net	81	617	30
Total operating expenses	(53,401)	(51,582)	(40,544)

Operating income/(loss)	4,296	3,413	(966)
Interest income	771	508	1,060
Interest expense	(529)	(513)	(220)
Other (losses)/income, net	(195,078)	(232,708)	1,116
(Loss)/income before income taxes from continuing operations	(190,540)	(229,300)	990
Income tax expenses	(1,850)	(560)	(1,145)
Net loss from continuing operations	(192,390)	(229,860)	(155)

Discontinued operations
Income/(loss) from discontinued operations before income taxes	2,512	1,317	(791)
Income tax benefits/(expenses)	15,211	(355)	-
Income/(loss) from discontinued operations	17,723	962	(791)

Net loss	(174,667)	(228,898)	(946)
Less: net loss attributable to non-controlling interest	(29)	(121)	(146)
Net loss attributable to common shareholders	(174,638)	(228,777)	(800)

(Loss)/earnings per share for common shares, basic
Continuing operations	(0.6110)	(0.7313)	0.0000
Discontinued operations	0.0563	0.0031	(0.0026)
Total loss per share for common shares, basic	(0.5547)	(0.7282)	(0.0026)

(Loss)/earnings per share for common shares, diluted
Continuing operations	(0.6110)	(0.7313)	0.0000
Discontinued operations	0.0563	0.0031	(0.0026)
Total loss per share for common shares, diluted	(0.5547)	(0.7282)	(0.0026)

(Loss)/earnings per ADS, basic
Continuing operations	(3.0550)	(3.6563)	0.0000
Discontinued operations	0.2815	0.0153	(0.0129)
Total loss per ADS, basic	(2.7735)	(3.6410)	(0.0129)

(Loss)/earnings per ADS, diluted
Continuing operations	(3.0550)	(3.6563)	0.0000
Discontinued operations	0.2815	0.0153	(0.0129)
Total loss per ADS, diluted	(2.7735)	(3.6410)	(0.0129)

Weighted average number of common shares used in calculating:
Basic	314,813,023	314,173,741	306,082,940
Diluted	314,813,023	314,173,741	306,082,940

Weighted average number of ADSs used in calculating:
Basic	62,962,605	62,834,748	61,216,588
Diluted	62,962,605	62,834,748	61,216,588

XUNLEI LIMITED
Reconciliation of GAAP and Non-GAAP Results (Excluding discontinued operations) [4]
(Amounts expressed in thousands of USD, except for share, per share (or ADS) data)

	Three months ended
	Mar 31,	Dec 31,	Mar 31,
	2026	2025	2025
	US$	US$	US$
GAAP operating income/(loss)	4,296	3,412	(966)
Share-based compensation expenses	1,125	1,209	1,058
Non-GAAP operating income	5,421	4,621	92

GAAP net loss from continuing operations	(192,390)	(229,860)	(155)
Share-based compensation expenses	1,125	1,209	1,058
Fair value changes of long-term investments	195,414	232,534	-
Non-GAAP net income from continuing operations	4,149	3,883	903

GAAP (loss)/earnings per share for common shares attributable to continuing operations:
Basic	(0.6110)	(0.7313)	0.0000
Diluted	(0.6110)	(0.7313)	0.0000

GAAP (loss)/earnings per ADS attributable to continuing operations:
Basic	(3.0550)	(3.6563)	0.0000
Diluted	(3.0550)	(3.6563)	0.0000

Non-GAAP earnings per share for common shares attributable to continuing operations:
Basic	0.0133	0.0127	0.0034
Diluted	0.0133	0.0127	0.0034

Non-GAAP earnings per ADS for common shares attributable to continuing operations:
Basic	0.0665	0.0635	0.0170
Diluted	0.0665	0.0635	0.0170

Weighted average number of common shares used in calculating:
Basic	314,813,023	314,173,741	306,082,940
Diluted	314,813,023	314,173,741	306,082,940

Weighted average number of ADSs used in calculating:
Basic	62,962,605	62,834,748	61,216,588
Diluted	62,962,605	62,834,748	61,216,588

4 Non-GAAP reconciliation excludes the operations classified as discontinued operations. The comparative figures have been recalculated to exclude discontinued operations.

CONTACT:

Investor Relations

Xunlei Limited

Email: ir@xunlei.com

Tel: +86 755 6111 1571

Website: http://ir.xunlei.com